SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Immersion Corporation
 (Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
452521107
 (CUSIP Number)
William C. Martin
Ten Princeton Avenue, P.O. Box 228
Rocky Hill, New Jersey 08553
(609) 357-1870

Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Raging Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,913,859
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,913,859
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,859
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON IA

1.	NAMES OF REPORTING PERSONS William C. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,913,859
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,913,859
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,859
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON HC

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
The first paragraph of Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 3,913,859 Shares owned directly by Raging Master is approximately $32,471,294.41, not including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the additional securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. In particular, the Reporting Persons believe that the Issuer owns very valuable intellectual property covering haptics technologies which are gaining broader adoption in the marketplace including with Apple and Samsung with whom the Issuer has strong claims in litigation as well as numerous licensees.  The Reporting Persons believe the Issuer has suffered from poor leadership and the recent termination of Vic Viegas as the CEO was a critical step in the right direction.  The Reporting Persons believe this poor leadership includes the poor stewardship of the Board of Directors which has been chaired by Mr. Schlachte, and for now, we will take the Issuer's word for it, when they describe his new title as "Interim" CEO. The Board should recall that Mr. Schlachte received a paltry 36% of the shares outstanding (not including Viex shares that were contractually obligated to vote in favor of the Board's candidates as part of a settlement agreement) in favor of his reelection to the Board at the 2017 annual shareholders meeting in which he ran unopposed before contemplating an extended duration of his tenure as Interim CEO.  The Reporting Persons strongly encourage the Issuer's Board to move quickly in hiring a new CEO with the requisite experience, skills, credibility and shareholder alignment to pursue all strategic opportunities to capitalize on the significant value of the Issuer's technologies to maximize shareholder value.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated in their entirety as follows:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 29,251,243 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 27, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2017.
Raging Capital
(a)	As of the date hereof, Raging Capital may be deemed to beneficially own 3,913,859 shares of Common Stock by virtue of its relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 13.4%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,913,859
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 3,913,859

Mr. Martin
(a)	As of close of the date hereof, Mr. Martin may be deemed to beneficially own 3,913,859 shares of Common Stock by virtue of his relationship with Raging Master discussed in detail in Item 2.
Percentage: Approximately 13.4%
(b)
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  3,913,859
3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition: 3,913,859

(c) Except as set forth on Schedule 1 hereto, none of the Reporting Persons nor Raging Master have entered into any transactions in the Shares during the past sixty days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	December 4, 2017
RAGING CAPITAL MANAGEMENT LLC
By:

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Partner

/s/ Kenneth Traub
Kenneth Traub, as attorney-in-fact for William C. Martin

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]
Raging Capital Master Fund, Ltd.
11/30/2017	Common Stock	27,718	$7.5757
11/30/2017	Common Stock	326,286	$6.9502
11/30/2017	Common Stock	298,568	$6.9502
12/01/2017	Common Stock	53,282	$7.2228
12/01/2017	Common Stock	101,715	$7.2895
12/04/2017	Common Stock	257,001	$7.3366

1 Not including any brokerage fees.